Filed by OceanFirst Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Capital Bank of New Jersey

Commission File No.: 001-11713

Q3 2018 Earnings Call

Company Participants

•	Jill Apito Hewitt
•	Christopher D. Maher
•	Joseph J. Lebel
•	Michael J. Fitzpatrick

Other Participants

•	Frank Joseph Schiraldi
•	David Jason Bishop
•	Russell E. T. Gunther
•	Collyn Gilbert
•	Brian Zabora

MANAGEMENT DISCUSSION SECTION

Operator

Good day and welcome to the OceanFirst Financial Corp Earnings Conference Call and Webcast. All participants will be in listen-only mode. [Operator Instructions] After today’s presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note this event is being recorded. I would now like to turn the conference over to Ms. Jill Hewitt, Senior Vice President of Investor Relations. Please go ahead.

Jill Apito Hewitt

For any forward-looking statements made in our remarks today or in any related documents, OceanFirst and Capital Bank of New Jersey claim the protection of the Safe Harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Our remarks today relate in part to the proposed transaction involving OceanFirst and Capital Bank. These remarks are not a substitute for the prospectus of OceanFirst or the proxy statement of Capital Bank. This communication shall not constitute an offer to sell or the solicitation of any offer to buy any securities.

In connection with the proposed transaction, OceanFirst intends to file with the SEC, a registration statement on Form S-4, containing the prospectus of OceanFirst and proxy statement of Capital Bank and other documents related to the proposed transaction. Before making any voting or investment decisions, the (sic) investors—investments and stockholders of Capital Bank are urged to carefully read the entire proxy statement prospectus when it becomes available and any other relevant documents filed by OceanFirst with the SEC as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst, Capital Bank in the proposed transaction.

Investors and security holders are also urged to carefully review and consider OceanFirst public filings with the SEC, including but not limited to its annual report, its proxy statements, its current reports and its quarterly reports. When available, copies of the prospectus of OceanFirst and proxy statement of Capital Bank will be mailed to the stockholders of Capital Bank and may be obtained free of charge at the SEC’s website at sec.gov. Capital Bank’s stockholders can also direct a request for a copy of the proxy statement prospectus to OceanFirst at its address of 110 West Front Street, Red Bank, New Jersey 07701 attention Jill Hewitt, U.S.

Thank you for your patience. Now, I’ll turn the call over to Chris Maher, CEO and Chairman of OceanFirst Financial Corp.

Christopher D. Maher

Thank you, Joe, and good morning to all who’ve been able to join our third quarter 2018 earnings conference call today. This morning, I’m joined by our Chief Financial Officer, Mike Fitzpatrick; Chief Administrative Officer, Joe Iantosca; and Chief Banking Officer, Joe Lebel. As always, we appreciate your interest in our performance and are pleased to be able to discuss our operating results with you. As has been our practice, we’ll highlight a few key items and add some color to the results posted for the quarter, and then we look forward to taking your questions.

In terms of financial results for the third quarter, diluted earnings per share were $0.50. Quarterly reported earnings were impacted by merger-related expenses and branch consolidation charges, net of tax benefit that totaled $1.6 million or $0.03 per share. Excluding those amounts, core earnings per share were $0.53, a 15% increase over the prior linked quarter. Core earnings reflect an 11.7% or $5 million decrease in operating expenses as additional Sun efficiencies were realized in the quarter. We currently anticipate approximately a $1 million decrease to our operating expenses in the fourth quarter as the final Sun efficiencies were realized. Performance metrics for the quarter met our near term objectives as the core ROA was 1.35%, the core return on tangible common equity was 15.35% and the core efficiency ratio is 53.7%. Those results occurred despite the negative impact of elevated OREO expenses and the decision to defer the application of deposit fees against former Sun clients who were converted to OceanFirst in June of this year. These factors impacted core earnings by approximately $0.02 per share.

Joe Lebel will walk you through the dynamics of the quarter and provide some insight into market conditions later in the call. Our bias has been to protect our net interest margin as the forward curve flattened and to protect our credit risk position as the economic expansion lengthens. This approach is deliberate and is intended to ensure we have the liquidity and the overall balance sheet capacity to grow loans and deposits more quickly when market conditions improve. With stable net interest margins, low deposit betas and a modest loan to deposit ratio, we have the liquidity to fund future growth. With a TCE ratio of 9.35% and low dividend payout ratio, we also have the capital base to support more rapid balance sheet expansion at the right time and under the right conditions.

Regarding capital management for the quarter, the board increased the quarterly cash dividend by 13% to $0.17, the company’s 87th consecutive quarterly cash dividend.

The $0.17 dividend represents a 32% payout of core earnings, which remains at the low end of our historical payout range. The decision to remain at the low end of our historical payout range reflects our optimism and we may have several opportunities to deploy this capital for the benefit of our shareholders in the coming years. In addition to organic growth opportunities, the recent volatility in equity markets has materially affected regional and community bank valuations.

As a result, we may have the opportunity to effectively deploy capital in three ways. By lending into a more rationally priced market, if and when it arrives. With share repurchases that are beginning to look financially attractive or through additional acquisitions. The timing of these opportunities is uncertain. But our well-positioned balance sheets and our improving profitability allows us to be patient or retaining a modest amount of excess capital for deployment in conditions as well.

As earnings have grown and we maintained a conservative dividend payout ratio, we have the opportunity to build tangible book value per share in the coming quarters. In the third quarter we had $0.37 tangible book value increasing it by 2.7%. No share repurchases were made during the quarter, leaving 1.8 million shares available to repurchase.

I’d like to now spend a few minutes discussing the Capital Bank acquisition. Capital Bank is a $500 million in footprint commercial bank with excellent performance attributes. Dominic Romano and 26 other local business owners organized the bank in 2007. Since that time they’ve built an impressive track record, being named as one of the American Bankers, Top 200 community banks in each of the past four years. We’ve been very impressed with their CEO David Hanrahan and his team and we look forward to adding them to the OceanFirst family.

A presentation regarding this transaction has been posted on our company website. While I won’t be reviewing those slides in this call, it may serve as a reference during the Q&A portion of the call. Capital Bank posts an excellent deposit base with a 46 basis point cost of deposits and a low-70% loan-to-deposit ratio. The bank is strongly profitable as indicated by their 1.32% return on assets and 55% efficiency ratio. With a 100% branch overlap, operating cost reductions will materially increase that level of profitability.

In fact, in what we consider to be one of the most important measures of acquisition value, the purchase price is just 8 times Capital Bank’s earnings after considering the cost saves. While the 50% cost save numbers are significant, bear in mind that all the Capital’s branches are within 5 miles of an existing OceanFirst branch. And are last for whole bank acquisitions and provide the opportunity to build a core competency around systems integrations and expense reductions.

At this point, I’d like to turn the call over to Joe Lebel who will discuss business trends including loan and deposit volumes. After Joe’s discussion, we’ll be happy to take questions.

Joseph J. Lebel III

Thanks Chris. Loan originations were robust in the quarter. As loan pipelines delivered the closings we expected, an overall production of $279 million was the highest on record. We continue to see strong activity in residential lending in our geography, despite the increased interest rates. Residential closings were the strongest in some time at one $124.4 million. That growth coupled with growth in the consumer portfolio largely offset run up in the commercial book as we ended the quarter with a $9 million decrease in the overall loan portfolio.

Commercial originations had their best quarter in 2018 with $136.8 million in closings. However, as in previous acquisitions, we employed a disciplined approach to acquire bank loans that did not meet our credit structure or pricing hurdles. During the quarter we exited certain purchase participations in acquired loans totaling over $75 million which impacted the overall portfolio growth. On a positive note, the commercial pipeline continues to expand across all geographies and our sales teams have been presented with opportunities that meet our credit and pricing metrics, boarding well for a solid fourth quarter as evidenced by the current pipeline.

We regularly consider expanding our participations in purchase loan portfolios but at held off as we assess interest rate trends, we’re watching not just the short-term movements by the Federal Reserve, but also activity in the 5-year and 10-year treasury market, which underpins the CRE and residential mortgage markets.

During the quarter, we allowed our construction and investor CRE portfolios to decrease, creating even more dry powder in both segments. We believe this capacity may vary — may be very valuable in the coming quarters as we expect deposit cost pressures will force competitors to pull back from the aggressive loan pricing that has been prevalent in our markets for some time.

Our net interest margin of 3.64% represents a 6 basis point decrease quarter-to-quarter, largely attributable to reduced purchase accounting in the margin, which declined from 29 basis points to 24 basis points during the quarter. Core NIM was stable at 3.40% down just 1 basis point from the last quarter. The yield on earning assets was unchanged versus the prior quarter at 4.22%. We expect the NIM to remain close to current levels for the fourth quarter with any reductions from purchase accounting offset by modest gains in the loan portfolio.

Turning to deposit trends, we saw an increase of approximately $35 million due to seasonal, government and core business and retail growth despite attrition from acquired bank, CD and money market accounts. We expect those seasonal municipal deposits to fluctuate in the fourth quarter as historical tax collections and state government funding takes place in November and begins to run off in December. Our deposit pricing discipline results in some CD runoff for the acquired banks, we continue to see deposit retention of 93% for the total acquired banks since their respective acquisitions. Retention has been notable given the fierce competition for deposits and our own branch consolidations and mid-year systems conversion from the Sun acquisition.

Despite the competitive nature of the market, the average cost of deposits for the quarter increased only 4 basis points over the prior quarter to 39 basis points from 35 basis points, continuing one of the best funding profiles in all markets. We calculated deposit beta of 16% for the quarter and only 10% for the trailing 12 months. Our loan to deposit ratio of 94.7% continues to provide flexibility into 2019. Regarding non-interest income, as Chris noted, we elected to waive deposit fees related to converted Sun clients during the quarter. This fee holiday is part of our prudent approach to build strong relationships with acquired clients it allows our staff the opportunity to work with our clients to ensure they’ve been placed into the best account side, and avoids the most common conversion challenge of mapping products. Regular deposit fees will apply to the former Sun clients during the fourth quarter, and should result in deposit fee revenue improvements in the order of $500,000.

Also related to non-interest income, we launched the Nest Egg Hybrid robo-advisor in the second half of September. As we noted during our recent Investor Day, Nest Egg is expected to grow slowly, which should provide a highly valuable revenue stream over time. Another initiative discussed during the Investor Day was the launch of our digital consumer deposit product offering. This initiative will compete with [indiscernible] product consumer offerings and will enter the marketing phase during the fourth quarter. The product will be branded Amigo by OceanFirst. Similar to the Nest Egg strategy, Amigo is expected to grow slowly, but will address increasingly important market segments over the long-term. Beginning in 2019, our regular investor updates will include performance metrics for each of these important initiatives.

With that, let’s move to the Q&A portion of the call.

Q&A

Operator

Thank you. We will now begin the question-and-answer session. [Operator Instructions] Our first question today will come from Frank Schiraldi of Sandler O’Neill. Please go ahead.

<Q - Frank Joseph Schiraldi>: Good morning.

<A>: Good morning, Frank.

<Q - Frank Joseph Schiraldi>: Joe, you already touched on reduced purchase accounting, accretion-linked quarter I think. Is there any other noise in there that’s leading to sort of a lack of loan beta commercial loan beta in the quarter?

<A>: I don’t see any other noise. We’re originating. I think the originations that we have, it was rolling off very closely where the portfolio yield is today, so you’re just not seeing a lot of jump. We do have a segment of prime linked loans, but it’s not a giant segment of our closure loan book. Mike, do you want to talk on this?

<A - Michael J. Fitzpatrick>: Yeah. So, Frank, it’s a — if you’re looking at, the commercial loan book didn’t re-price, the biggest component of that was that there was as Joe mentioned, there were significant pay down mostly from the Sun legacy book. And those tended to come off at higher than, at higher than portfolio rates. It was higher. So, that kept that constant. You had — we have about $580,000 prime base loans. They always said with the increase in prime, but probably the biggest factor that we’re running in place here is because higher yielding loans tended to pay you off.

<A>: Interestingly, Frank, the pipeline loans from the last quarter actually were booked at about a 53 basis point increase over the prior quarter. So we’re seeing the seeing improvements in the overall market and seeing the pipeline yields pull through to originations.

<Q- Frank Joseph Schiraldi>: In a couple of large facilities that were booked during the quarter were credit lines that did not have drawdowns at closing? So, although the structure is good, it won’t — those are in over time.

<A>: Okay. So, the loans coining on the books are coming on at higher levels than the what’s not in the quarter obviously, Mike you mentioned the higher pay downs but are you kind of through that at this point in terms of what you want to see exit the portfolio. And then on a more normalized basis do you expect you know what you’re putting on the book here as you look at pricing to be similar or higher than what’s coming off the books?

<A>: As we’ve seen the five years and 10 years start to move, we think that over time the yields we’re putting on are going to provide the opportunity to move up the total loan yields in the portfolio, it’s not a big gap today, but they are coming in higher it’s not going to come in, it’s not going to wind up diluting that yield it’s actually going to improve it. So in terms of you know how much of the additional runoff what might we see, it’s kind of hard to estimate because these were perfectly find loans, the question was a couple of more construction firms where we decided we didn’t want to be in, they intend to cash out at that point.

So the credit structures were a little bit more aggressive than we would typically do. And then the pricing, so the pricing and it was pretty competitive, but as we’ve watched this earnings season it strikes us that there is a lot of deposit pricing pressure out there. So you know we’ve seen loan yields come up a little bit, we expect they’re probably going to come up more because people are going to need to do that based on how their funding is moving. So that’s one of the reasons we’ve been careful to preserve the capacity tomorrow.

<Q>: Okay. And who are you losing the business to, I mean as this stuff goes permanent and maybe the credit gets a little the structure gets a little too aggressive and the LTVs get a little too aggressive I mean who you lose is it the, is it insurance company, is it just other local banks, is it larger players, all the above?

<A>: It’s a variety of players. And I think it’s everybody that you mentioned. Then, I don’t know, these are decent they’re decent deals, they are just were the, but the point in the cycle that on the structure side, it’s the cash out that we get really concerned about because we’re in commercial real estate. But these are properties that are in the cash flow today, with a cash flow under a set of ideal circumstances where the buildings are pretty full and the rents are pretty good and as you stress them is where you start to see maybe our stressing areas are a little more aggressive. So these are not by any stretch of the term kind of bad credits or anything there like cash flow, they’re responsible. They just in a stress scenario and what can it — while I talk about where the credit cycle is within the credit cycles tied at old age, but they do die. So whether that’s late in 2019 or early in 2020, the stuff you’re booking today, you better be able to withstand some setback. Joe, do you want to that?

<A>: I think you hit on the — especially in the cash out scenarios and where we are — we’ve enjoyed a very strong market for the last eight years, nine years. And you look at cap rates and where they can go from here versus the impacts on values and that could be substantial So when there is an opportunity for us to look at an exit where there is a significant cash out of equity and limited cash equity remaining in transactions, that’s just not our just not our credit appetite.

<Q>: Okay. And then finally it just looks like a very good deal. I’m just wondering it seems like something pretty — very easily digestible and something you can sort of do and not change the rest of your strategy around it certainly. And I just wondering if you see any other deals down in and any other opportunities down in South Jersey sort of similar size where you could pick off a couple more of these banks because I would imagine you guys are the enquirer of choice down there?

<A>: We would hope that we view it that way. I think we have to make sure we continue to deliver and make sure that we can earn that reputation with each transaction that we do. I think as we look at the market Frank to your question, we would look at the broad metropolitan Philadelphia market, the Southern New Jersey, so that kind of whole Eastern Pennsylvania. And what we think very highly of the markets in North Jersey and New York, it’s just — those are very competitive places right now and interest rates are a real challenge there. So it’s been harder to find opportunities that we would make, that kind of sense. We view this as a kind of straight down the middle, hit all of our requirements, so it’s a really, really well-run bank. Our only wish would have been, [indiscernible] that was a little bigger, but you can’t have everything so.

<Q>: Great. I appreciate. Thank you.

<A>: Thanks, Brian.

Operator

The next question will come from Dave Bishop of FIG Partners. Please go ahead.

<Q - David Jason Bishop>: Yeah. Good morning, gentlemen.

<A>: Good morning, Dave.

<Q - David Jason Bishop>: Chris and Joe, I think you and Mike you may have alluded to it but one of the things looks like you had a nice increase here sequentially on the origination side, but I think you may have alluded to there might have been some fundings there or some loans included in that origination that didn’t fund because trying to do the math, I think you mentioned about $75 million of pay offs or so. Maybe walk through the math in terms of why didn’t that translate I guess to, to greater sequential loan growth on linked quarter basis?

<A>: Yes, so we had the — so we had the, the payoff figures that Joe we’re saying, we’re over weighted, higher yielding loans, so that brought down, that was an adverse effect. You also—and the origination is that $279 million, there was about $45 million in construction lines in there, most of which would not be funded until later on, there most of which would that be funded until later on, so that it was, we’re not a big construction lender, that number was unusually large for us in this quarter. So the findings were not as much as a $279 million would indicate. So those are kind of the offset that you might, you might of, as you might think of

<Q>: Okay, got it. And as we look at the pipeline here, I’m just curious I know you don’t break this out but geographically, I’m just curious how much of that is weighted. You mentioned that the Northern New Jersey, New York market is relatively competitive, How much is in that Northern New Jersey market or maybe just get a sense on the commercial pipeline how much is, are the geographic dispersion there?

<A>: Yeah. Dave I would say that when we’ve referenced geography, for us for the most part it’s that core market, so I would say it’s weighted largely in that Central, Western Philadelphia and Southern Jersey markets. Although we have a couple of our LPOs in that Middlesex Mercer market, one in Edison and one in New York City that have all provide alternatives or should I say additional laws into the pipe. Are more weighted towards the Central and Western Southern New Jersey market have better deals_

<Q>: Okay. And Joe I think I heard you say that the waiver of the deposit fee income that sort of I guess treaty sort of expiring the quarter there is going to be about a $500,000 pick-up?

<A>: Yes.

<Q>: I got it. And then probably Chris, you know the shares off again today. Here obviously the sector is under pressure here. Is there a sort of a bright line valuation level where you’re going you know probably look that much more closely in terms of share buybacks here as the valuation comes under pressure.

<A>: The way I would guide you that is you know someone who is an outside observer and just wanted to get a sense that is, you know, someone who an outside observer and just wanted to get a sense of that is think about our dynamics about how we acquire other banks and that is the tangible solution is something we’re very careful about and the earned back periods apply. So, I think most observers would be pretty good at doing the math and looking at where we’re trading today if we were to purchase a share and you know forecast whatever it is you think are appropriate and then look at that earn back. You know, it’s still something that we want to make sure we earn back in five years or less. So, when we hit that big when we cross over that inflection point. We have the capital and we will continue to increase the capital. We have an authorized buyback and when those numbers come into alignment, you know, we would stand ready to purchase. I think one of the things that’s happened in the last week or so in the sector is that a lot of the weakness in the sector has coincided with all of us being at the market, so I think a number of banks might have been in the market buying their own shares in the past week or so, but obviously these restrictions were not able to do that.

<Q>: Got it. Thank you very much.

<A>: Thank you.

Operator

Our next question will come from Russell Gunther of D.A. Davidson. Please go ahead.

<Q - Russell E. T. Gunther>: Hey, good morning guys.

<A>: Good morning.

<Q - Russell E. T. Gunther>: Hey, thanks. So, we thought we could start. Maybe help me understand the dynamics between, you know, what we’re sort of more traditional pay down headwinds this quarter versus the intentional de-risking of acquired loans that you are speaking about?

<A>: So, the $75 million that I referenced in the call are the intentional de-riskings, I don’t think are our normal amorti — normal amortization is anything different or elevated. I just want to draw attention to those because those were loans that were a focus of ours to make a decision.

<A>: In loans that we maybe had the opportunity toto make a decision.

<A>: And month so we’ve, might we had the opportunity to stay in, I don’t—I wouldn’t we don’t view those as competitive losses those are in some cases we’re working with other banks and their participations and we just opt to not stay in the deal. So, so that’s about $75 billion of kind of headwind from that. What we’ve seen in previous acquisitions is that happens in the first quarter or two, it’s a little elevated. And then it tapers off because you’ve kind of work through that most, most of these facilities kind of come due, or the kinds of facilities we’re talking about would come due early in our ownership of the franchise. So in over the first year and we’re closing in January we’ll have ownership of Sun per year.

<Q>: Okay great. And then kind of how would you guys quantify for us sort of where that targeted potential runoff bucket stands today. Is there an order of magnitude similar to this $75 million left or are you pretty much through that?

<A>: I don’t know if I’d say we are through it, but I don’t know the magnitude is near that number. We tend to as Chris mentioned in the first year of ownership you tend to touch the vast majority of those types of credits that have either maturities or in the case of participations or large transactions, annual reviews and make credit decisions based on where you think the market is going and where the credit on an individual basis is going. So it’s normally tended to be heavier in the first couple of quarters just because that’s when you’re touching them. And after that it tends to taper off.

<Q>: Okay. Great thank you. And then last one for me guys I think you had mentioned that 4Q looks a little bit better from a growth perspective in the past we’ve talked about sort of a $50 million a quarter net growth number, is that the type of bogey we should be thinking about near-term and going forward or how would you size up the near term loan growth opportunity?

<A>: I would just say that we’re calibrating what I would I would just say that we’re calibrating what I would call kind of our production capacity, the commercial teams, and the number of people we have on board, and the processing engine to be able to do $50 million to $100 million a quarter in growth. And then the market kind of determines how much of that we can achieve.

<A>: We see no reason why we’re not going to be as productive in the fourth quarter as we were in the third quarter, which is a nice number for us. So, if we get a little less of that window, I think you can start to zero in on that range

<Q>: All right, guys. Thanks so much. That’s all I got.

<A>: Thanks, Russell.

<A>: Thanks, Russell.

Operator

[Operator Instructions] Our next question will come from Collyn Gilbert of KBW. Please go ahead.

<Q - Collyn Gilbert>: Thanks. Good morning, guys.

<A>: Good morning, Collyn.

<Q    Collyn Gilbert>: Just to sort of circle it out on the loan growth discussion, so of the when you guys that $50 million to $100 million that you’ve sort of been targeting for a loan growth, are you at least were sort of targeting for the third quarter. What were you anticipating at that point is the $75 million sort of intentional runoff within that Sun’s legacy portfolio? Or did that sort of develop as you pushed into the quarter a little bit more?

<A>: That developed as a quarter progressed. And one of the tricky part about that is we were to state in every single one of those deals under the right set of circumstances, so if it turned out that the firm structures were less cash out, or you got the guarantee to stick in the loan or the different circumstances might kept it. So, until you actually go through each one of these, and they go through that process and you negotiate with the both parties, sometimes you’re able to keep in, sometimes you’re not, but we’re trying to be dispassionate about it, but it did develop over the course of the quarter.

<Q>: Okay. Okay, that’s helpful. And then just curious if you said this at the beginning, I apologize, but your appetite for purchases. Obviously, there were fewer purchases this quarter than there were in the second quarter. Just sort of how you’re thinking about that going forward?

<A>: That’s a great question. I’ll let Joe talk about some of the things he’s looked at. But around the market today, there is a lot available and we have tried to be discriminating not just about kind of structure and pricing, but about timing. And as we look and see the potential for future rate increases, we can’t help, but I think that time is our friend and then we think about funding it in the other side of the equation. But we look at what’s happening in funding and we hope that that translates if we’re patient enough into price power on the loan side because as people wind up having liquidity and funding stresses. They’re going to have to turn to having a different price philosophy on the loan side. But Joe if you want to talk about opportunities you looked at a bunch of opportunities just clear for you.

<A>: I think the I think you hit on the head for us some of it is yield driven. Some of the stuff that we’ve looked at has been very good from a credit perspective. Just the yields are just not where we need to be and we’ve actually bid on a couple of pools where we’ve been out build on a premium—out bid on a premium basis. So I think for us also keeping some powder for clients is important in certain markets. So I think Mike mentioned we’ve done some decent construction lending in this last quarter. We’d like to do some more in the right markets. So as a result, we tended to stay away from some participation opportunities we’ve been offered for non-clients on the construction basis and keep that powder dry for our own.

<Q>: Okay. Okay, that’s helpful. And then just more broadly on the outlook for loan growth. So you guys have been so disciplined about adding credits in mindful of structure and pricing now for a couple of years. Do you see and now it seems like the market is catching up with you right. We’ve heard everybody just you know really sort of you know curtail their loan growth expectations for 2019. Do you think we’re there yet or when I mean it’s really hard to say, but just when you then start to accelerate, right, because as others start to leave the market and you sort of alluded to this I think Chris, but just trying to see what the timing might be, I mean, you’ve been ahead of it and conservative for the last couple of years. Do you think that the inflection maybe is coming in 2019 or 2020 for you then to reaccelerate because the rest of the market pulls back or do you think we’re not there yet?

<A>: No, I think you captured that very well. It certainly feels like with the melting funding pressure, right, that’s one kind of lever that’s being pushed and you can see a really strong this past 90 days. So we think that the funding pressure helps us and by driving we think hopefully market loan yields up. The second part of that is that folks have been expanding their balance sheets compressing their NIM to create net earnings growth. So, they’ve taken on lower margins the faster growth, which works for a little while, but you can’t do that forever. We’re seeing that model feel a lot of stress right now, so we think that may also translate into a less appetite in the market for very aggressive loan structures.

And the last thing is you know we’re no experts on when there may be you know an economic setback or recession, but there’s enough chatter in the marketplace that maybe that’s a late 2019 event or 2020 event. And this may sound contrary, but this often for a commercial bank like us the best loans you do or in that market, because other folks can, and you have the opportunity, you preserved your liquidity and your balance sheet, your equity position, so that we can grow very quickly if the stars come into alignment. We’ve got the staff, the infrastructure, the balance sheet for it. And frankly, we’ve been looking at our — the other levers we have available to us. We have more expenses sales coming in the fourth quarter, we continue to doing that. We’ve look at our acquisition as — capital as a growth opportunity to add seasoned assets that have been originated over the last five years. So we say go back to the kind of patient comment that we still think that being a little patience is going to make sense. But to your point about how patient for how long, hopefully that’s something that we’ve got more opportunities in 2019 and 2020.

<Q>: Okay. Okay, that’s helpful. And then Mike, just on the NIM, if you could just remind us again on your outlook there and just what you’re assuming for purchase accounting, or purchase accretion income coming in, in the fourth quarter?

<A>: Yes, so we have — fourth quarter accretion is down $600,000 third quarter to fourth quarter. So that comes out to about 4 basis points, so that’s the headwind. The prime based loans are $500 million, so we’ll get those are reprised with the prime rate increase at the end of September. That comes out to about plus 2 basis points. So between those two, your, you’re down two. If we get a little bit of loan growth and some reprising in the loan book, maybe that will offset that. So that’s why we think NIM probably close to — close to slightly less than where we are now.

<Q>: Okay. Okay, that’s helpful. And then just finally just background on capital Chris, just a little bit of history there, have you known those guys for a while. Was this the timing on how this came together or negotiated deal versus a bid transaction just trying to understand the history a little bit there on that deal?

<A>: Sure. We’re happy to help you with the history. Yeah, we make a practice of trying to make sure that you know we’ve got good visibility with this many of our peers as we can and we hope to demonstrate that we would be a good partner if they’re looking for a partner.

In terms of how long we we’d be on capital, I’ve been fortunate I serve on the advisory board for the Philadelphia Federal Reserve Bank of Philadelphia and got to know David Hanrahan through that exercise of meeting regularly and participating in sessions and really came to admire you know what he was building down there and as I got more familiar with the bank, in each of their performance characteristics are outstanding. So you know when we—all the ins and outs of the details for the S-4, but you know I would really please that when they are looking for a partner we were at the top of the list and we’re able to put something together and I think it’s good for everybody. I think it’s good for their shareholders who will get liquidity and other things out of it as well as for ours. And I stressed this in my comments, but we’ve really like the team there. Our acquisition models are little different I think in some.

In many case if you went back 20 years, the model was pretty simple. You fire everybody in the back office and you keep all the branches and that’s how you build your bank and it’s a complete flip now. We get rid of real estate. The real estate it’s not where the value is, but we keep a lot of the people and we keep we’ve kept more than 70°0 of the employees in the acquired companies and that’s kind of how our model works. Keep the people, keep the relationships. That’s why we’ve retain the deposits. The buildings don’t matter and in this case we’ve got four extra buildings. We don’t know which ones they are and how will play that out that are work out over the coming months, but that’s kind of how it came together and that’s how we’ve look at the world.

<Q>: Okay. Okay. That’s helpful. And then just finally on tax rate, Mike, I know you gave us certainly some color at the Investor Day, but can you just sort of remind us how you’re thinking about the tax rate. I know you mentioned in the press release, but do we infer that 2019 there really won’t be too much of an impact on the tax rate in that, you know, the pick-up really comes in 2020 or can you just walk through that one last time for us or it won’t be the last time I’m sure, but one additional time.

<A>: Yeah. Well it won’t be, because it’s still a moving target there.

<Q>: Yeah.

<A>: They did they signed this bill July 1, so it’s a third quarter event that we had to evaluate it. It was—there was a value of the impact. They also had a technical corrections bill just like a couple of weeks ago to fix kind of the flaws in the rush through legislation July 1. So, that’s what that was passed two weeks ago, it was like would be another corrections bill at some point. So, this is a moving target, but we said that we would evaluate the third quarter the impact going forward. We did not we said in our press release that there is no impact in this — in the third quarter either with respect to the surtax or with respect to the higher tax rate going forward. If we anticipate the high tax rate going forward we would have revalued our DTA, the fact that we did not do that and lasted let the DTA loan would imply that there is no impact going forward right now.

<Q>: Okay.

<A>: So I think to reiterate [indiscernible] and to be clear is what we said at the Investor Day we expect our tax rates to remain stable in 2019. And although we will not provide guidance for 2020, we said you know we thought we’d take every action to mitigate the majority of it, and as of right now it appears that we can do that.

<Q>: Okay. And then in the no impact on 2019 or no change on 2019, is that because you’re just there are offsets that you’re anticipating or is it the...

<A>: There are two scenarios under which 2019 could develop right. Mike mentioned the technical correction bills which as the legislation is bouncing around it’s very difficult to say exactly where is the ball going to land. But either way, no matter what happens in 2019, we have the tax loss carry forwards that would offset it even if we were subject to the worst case scenario, that actually looks to be quite a bit more favorable than worst case right now. So, we don’t think it’s going to be a meaningful headwind. But that’s based on the current legislation that was tweaked two weeks ago, you know, that could tweak again in two weeks. So, in 2019, we’re very confident, there’s no headwind. There may not be a headwind after that.

<Q>: Okay. Great. All right. I will leave it there. Thanks guys.

<A>: Thanks, Collyn.

Operator

The next question will come from Brian Zabora of Hovde Group. Please go ahead.

<Q - Brian Zabora>: Thanks. Good morning.

<A>: Good morning, Brian.

<Q - Brian Zabora>: You know, just one question for me on the expense side. You had you know the cost savings looks like earnings after the quarter. And just any thoughts around, you know, what’s the core strengths [indiscernible] for the company kind of as I look at 2004 and just underlying growth? And do you have any initiatives either investment side as you’re rolling out new products or you know conversely you know you definitely shrunk the real estate footing, or is there anything more to do on that side? Thanks.

<A>: Sure. I think if you started with our core earnings for the third quarter, and then as we said earlier, we expect those may decrease another $1 million in the fourth quarter that kind of gives you a baseline kind of long-term run rate reached until you know capital forms in. As you go into 2019, you’re talking about inflationary pressures to the total budget, things like you know healthcare plans and all that. But you know there’s no specific initiative that would drive that number materially higher than say the rate of inflation.

<Q - Brian Zabora>: Great. That’s all I have. Thanks for taking my question.

<A>: Thanks, Brian.

Operator

[Operator Instructions] Our next question will come from DonKoch of Koch Investments. Please go ahead.

<Q>: Hey, gentlemen. You’re doing a wonderful job on the quarter. So congratulations for a great bang up quarter. I have two quick questions here. One is you know everything you’re doing is really quite brilliant in a tactical way. I worry a little bit about the strategic notion and that is you’re in a state you’re sitting in a state with 9 million souls half of which vacation in Florida and you’ve got to somehow follow that deposit growth to keep those low cost deposits and a higher in a rising rate environment.

I mean one of the things you just got to do is make sure that you protect the right side of the balance sheet and ensure that those people who migrate or move or do whatever they do don’t get sort of raided by the characters in Florida. So what kind of steps are you taking for that?

<A>: I appreciate the question. Your reference to the right side of the balance sheet and liabilities and funding that has been the fundamental, of fundamental importance to us which is kind of guided our strategic decisions including the acquisitions. In terms of geographies, we never rule out expanding our geography, but the first thing we’re trying to do in the near term is to make sure we’re really good where we are today and we feel that defining that is Greater Philadelphia, Greater New York and all of New Jersey provides a wide open space for us to do a lot of work.

Down the road, look we watch migration patterns as well and we’re thoughtful about things, but we wouldn’t rule anything out, but for now we want to be focused on being the best bank we can in our markets. And I would kind of refer you to the in the case of capital, the acquisition of capital will improve our market share in Cumberland County to 33% and our market share in Atlantic County to north of 24% and we think that we deliver value in our business model by being really good where we are now as we can’t get much more market share than 33%. So we’re going to have to look at new geographies. So we’ll keep your thoughts in mind and appreciate your interest.

<Q>: So and all I say is take a look at Michigan, they lost a million souls in the last decade. And so, there is a migration pattern from high tax states to low tax states. My second question is on almost every call, I’ve listened to in this period exactly what you mentioned came true and that is almost all the participants for some reason had blackout periods and they really could not be — they just could not be in the market. Have you ever thought about just some kind of some kind of signaling where directors even acquire a 1,000 shares or some kind of signaling that the corporate management is thinking that the stock price is too low and it’s very valuable because I mean a lot of us look at how the directors are behaving and buy and sales and even though you can’t come in there with an acquisition from corporate, you certainly can signal that your price to book is too low and the valuation is very compelling by just even a 1,000 shares by some of your directors?

<A>: Yeah, appreciate the thoughts. The compliance has always been a high priority for us. So we’re guided by being really careful to make sure that we all live by the rules we have to live by. So I think over the long-term, those things even themselves out and I don’t think blackout periods make much of a difference over a long period of time. So I think things will get to where they’re going to get to. So I appreciate the thoughts. Thank you, Don.

Operator

Our next question is a follow-up from Dave Bishop of FIG Partners. Please go ahead.

<Q - David Jason Bishop>: Yeah. Hey, Chris. I had to hop off and hop back on. So, I apologize if these questions have been asked. But the narrative makes note of the write down on your favorite banquet facility there, but it sounds like you’ve got a letter of intent with the buyer. If you had to handicap it 5000, 10000, it’s out of OREO at the end of the year. I’m just curious, how big of a chunk is the that property in terms of the OREO balance right now?

<A>: Sure. So, I can let me just share the facts right. We have a contract with a non-refundable deposit closing, scheduled in the next 30 days. We have seen proof of financing improve of funding, because of the closing. So, you know, in terms of handicapping, I don’t know how to handicap, but I would tell you is those facts lined up positively. We have written it down to a price now about $5.1 million. So, it’s actually the majority of our OREO. And at that price, I can tell you we have other buyers standing by, you know, we’re exiting this orderly fashion, but expeditious only so.

<Q - David Jason Bishop>: Got it. Good color. Then I think you spend the core for outlook for operating expenses down about another $1 million or so in the fourth quarter, just curious is that through head count, occupancy and equipment, just curious maybe from a granular perspective where we see those cost savings being realized? Thanks.

<A>: Hey, Dave. It’s Joe. Part of that conies from occupancy and equipment, part of it and a little trailing data processing, and part of it in comp. But comp is probably the smallest piece level.

<A>: And that’s basically legacy side expenses Dave that carried over into the beginning of the third quarter, because our conversion as you remember, we think our systems conversion was June 7. So most of those costs came out June 30 but we had some personnel stay through July 31 that have now exited. And there are some like Joe said, some systems and occupancy costs that trickled into July and August, which will be out in the fourth quarter.

<Q - David Jason Bishop>: Okay, great. Thank you for that color.

<A>: Thank you, Dave.

Operator

Ladies and gentlemen, this will conclude our question-and-answer session. At this time, I’d like to turn the conference back over to Christopher Maher for any closing remarks.

Christopher D. Maher

Okay. Thank you. With that, I’d like to thank everyone for their participation in the call this morning. We look forward to providing additional updates following our year-end financials. Thank you.

Operator

The conference is now concluded. We thank you for attending today’s presentation. You may now disconnect your lines.

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This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction; the ability to obtain any required regulatory, stockholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the proposed transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek,” “plan,” “will,” “would,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Capital Bank assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that OceanFirst or Capital Bank anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, those disclosed in OceanFirst’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that expected benefits of the proposed transaction and the recently completed acquisition of Sun Bancorp, Inc. by OceanFirst (the “Sun acquisition”) may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the proposed transaction may not be timely completed, if at all; that prior to the completion of the proposed transaction or thereafter, OceanFirst’s and Capital Bank’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transaction and the Sun acquisition; that required regulatory, stockholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ stockholders, customers, employees and other constituents to the proposed transaction; and diversion of management time on merger-related matters. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the prospectus of OceanFirst and proxy statement of Capital Bank that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this communication or in any documents, OceanFirst and Capital Bank claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed transaction involving OceanFirst and Capital Bank. In connection with the proposed transaction, OceanFirst intends to file a registration statement on Form S-4 containing a prospectus of OceanFirst and proxy statement of Capital Bank and other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, the investors and stockholders of Capital Bank are urged to carefully read the entire prospectus of OceanFirst and proxy statement of Capital Bank when it becomes available and any other relevant documents filed by OceanFirst with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst, Capital Bank and the proposed transaction. Investors and security holders are also urged to carefully review and consider each of OceanFirst’s public filings with the SEC, including but not limited to its Annual Report on Form 10-K, its proxy statement, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. When available, copies of the prospectus of OceanFirst and proxy statement of Capital Bank will be mailed to the stockholders of Capital Bank. When available, copies of the prospectus of OceanFirst and proxy statement of Capital Bank also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at www.oceanfirstonline.com under the tab “Investor Relations” and then under the heading “SEC Filings.” For more information, please contact OceanFirst Financial Corp., 110 West Front Street, Red Bank, New Jersey 07701, Attn: Jill Hewitt or Capital Bank, 175 South Main Road, Vineland, New Jersey 08360, Attn: David J. Hanrahan.

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